FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2006

Commission File Number 0-28584

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

(Translation of registrant’s name into English)

3A Jabotinsky Street, Ramat-Gan 52520, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

FOR IMMEDIATE RELEASE

Media Contact:	Investor Contact:
Molly Ford	Anne Marie McCauley
Check Point Software Technologies	Check Point Software Technologies
650.628.2022	650.628.2040
press@us.checkpoint.com	ir@us.checkpoint.com

CHECK POINT SOFTWARE REPORTS 2005 FOURTH QUARTER AND ANNUAL
FINANCIAL RESULTS

Fourth Quarter EPS Increased 21% Year Over Year
Strong Growth in Deferred Revenues

REDWOOD CITY, Calif., – January 30, 2006 – Check Point® Software Technologies Ltd. (NASDAQ: CHKP), the worldwide leader in securing the Internet, today announced its financial results for the fourth quarter and year ended December 31, 2005.

“Check Point’s fourth quarter business provided a strong finish to the year 2005,” said Gil Shwed, chairman and chief executive officer of Check Point Software. “Our fourth quarter and annual 2005 financial results reached record levels across earnings per share, revenues, deferred revenues, and cash balances.”

Financial Highlights for the Fourth Quarter of 2005:
—	Revenues: $156.1 million, an increase of 9% compared to $143.0 million in the fourth quarter of 2004.
—	Net Income: $89.2 million, an increase of 17% compared to $76.4 million in the fourth quarter of 2004. Net income excluding acquisition related charges[1] was $90.9 million, an increase of 15% compared to $78.7 million in the fourth quarter of 2004.
—	Earnings per Diluted Share: $0.36, an increase of 21% compared to $0.30 in the fourth quarter of 2004. EPS excluding net acquisition related charges was $0.37, an increase of 20% compared to $0.31 in the fourth quarter of 2004.
—	Deferred Revenues: $169.0 million, an increase of $24.7 million or 17% over deferred revenues as of September 30, 2005.

[1] “Acquisition related charges” refer to the impact of the amortization of intangible assets and stock-based compensation resulting from the acquisition of Zone Labs Inc., in March 2004.

—	Share Repurchase Program: During the fourth quarter of 2005, Check Point purchased 1.25 million shares at a total cost of approximately $27.5 million. In 2005, the company purchased a total of 10.6 million shares for a total cost of $237 million.

Financial Highlights for the Year Ended December 31, 2005:
—	Revenues: $579.4 million, an increase of 12% compared to $515.4 million for the year ended December 31, 2004.
—	Net Income: $319.7 million, an increase of 29% compared to $248.4 million for the year ended December 31, 2004. Net income excluding acquisition related charges was $326.9 million, an increase of 17% compared to $278.7 million for the year ended December 31, 2004.
—	Earnings per Diluted Share: $1.27, an increase of 33% compared to $0.95 for the year ended December 31, 2004. EPS excluding net acquisition related charges was $1.30, an increase of 21% compared to $1.07 for the year ended December 31, 2004.
—	Cash and Investments Balance: $1.74 billion as of December 31, 2005

During the year, Check Point introduced many products and technologies, as well as continued to expand and unify the portfolio of security solutions. The company also garnered many awards. Key business highlights, product introductions and accolades include the following:

Business Highlights and Introductions during 2005
—	Expanded Industry’s only Unified Security Architecture – In 2005, Check Point launched the NGX™ platform, a major upgrade to Check Point’s core technology. It is the unified security platform for perimeter, internal and Web security solutions enabling enterprises of all sizes to reduce the cost and complexity of security and ensure that their security systems can be easily extended to adapt to new and evolving threats.

—	Internal Security, Intrusion Prevention & Web Security – During the year we have seen strong growth in our Web-security and SSL VPN product family, Connectra™, with revenue growth of over 250% for the year. We have also expanded our internal security family, InterSpect™ that combines active intrusion prevention, network zone segmentation and quarantine capabilities. We look forward to enhancing our technology with the pending acquisition of Sourcefire, Inc. A definitive agreement was reached in October 2005. We have received US anti-trust approval and we are waiting for a determination on our pending application with the Committee on Foreign Investment in the U.S. (CFIUS).

—	New Product Family for Security Event Management, Eventia™ – In early 2005, Check Point introduced the new Eventia™ family that allows IT professionals to collect, analyze, correlate and report on security events, and enables a higher level of intelligence and protection of the network security.

—	Introduced New Unified Threat Management (UTM) Solutions: Check Point Express CI™and Safe@Office® 500 appliance series – Check Point has entered the market for Unified Threat Management Solutions gateways that include in a single product integrated firewall, VPN, antivirus, intrusion prevention and many other security technologies. These two product families enable affordable security for small and medium businesses ranging from $400 to $15,000 per gateway.

—	Expanded Endpoint Security for Consumers and Enterprises – ZoneAlarm® 6.0 provides new multi-layered security for consumers and debuted with a new OSFirewall™ and Anti-Spyware solution to prevent the most dangerous Internet threats including spyware, rootkits, viruses, and more from invading PCs. Integrity™ delivers the most complete endpoint security solution, including intrusion prevention, outbound threat protection, access policy enforcement, advanced server and policy automation, to proactively protect PCs and enterprise networks from the newest worms, viruses, spyware, and hacker attacks.

Partial List of Awards & Industry Recognitions in 2005:

Recognition by Industry Analyst Firms:

—	Tolly Group Tests Confirm Check Point Solution Completeness and Lowest TCO – Tests by the Tolly Group confirmed that Check Point provides the broadest breadth of security coverage at the lowest Total Cost of Ownership (TCO) for today’s complex security vulnerabilities in comparison to competing solutions from Cisco and Juniper.

—	Gartner Group Prestigious Magic Quadrant™ Report Leader – Check Point positioned in the leader quadrant of Gartner’s Magic Quadrant for Network Firewalls. This report evaluates both network and application firewall vendors on their ability to execute and completeness of vision.

—	META Group Industry Leader Position in METAspectrum™ Report – Check Point was ranked as a market leader in META Group’s METAspectrum report on Network Intrusion Control Systems. Of 12 vendors, Check Point ranked the highest for “performance” – a category that measures the company’s technology, services pricing and financial standing.

—	Frost & Sullivan Global Market Leadership for Endpoint Security Solutions – Check Point, achieved prestigious recognition from Frost & Sullivan that bestowed Check Point Integrity™ endpoint security solution with their renowned Global Market Leadership Award for outstanding market share, revenue growth rate, profitability and market and technology innovation.

Awards and Recognition for Check Point’s Partner Program:

CMP’s VARBusiness Magazine:
š	Top Channel Executive: Kevin Maloney, Vice President, Worldwide Sales
š	Five-Star Rating: Check Point Valued Partner Program
š	2005 Annual Report Card: Check Point Achieves Exceptional Partner Satisfaction
Computer Reseller News (UK):
š	Security Vendor Partner of the Year

Awards for Products & Technology:

Check Point VPN-1®Pro: the industry’s most proven and secure VPN
š	2005 Global Best Enterprise Security Solution and Best Firewall – SC Magazine
š	Editor’s Choice – China Information World
š	Best Firewall/VPN – Computerworld Hong Kong
š	Readers Choice, Best Firewall – Computerworld Malaysia, Computerworld Singapore
š	Best Firewall – Relatorio Bancario, Brazil
š	Readers’ Choice, Best Server/Standalone Firewall – Windows IT Pro

ZoneAlarm® Security Suite: complete internet protection for consumers
š	2005 Global and European Best SOHO Security Solution – SC Magazine, SC Magazine (UK)
š	2005 Readers’Choice, Best Desktop Firewall – Windows IT Pro
š	Editors’ Choice, Desktop Security – CNet
š	Editors’ Choice, Best Security Suite – PC Magazine
š	Editor’s Choice, Best Security Suite – LAPTOP Magazine

Check Point Integrity™: complete solution for securing internal-network endpoint PCs
š	2005 European Best Enterprise Security Solution – SC Magazine
š	Endpoint Security Evaluation Winner – Information Security Magazine

Unified Threat Management (UTM) Solutions for Small and Mid-Size Businesses
š	Midmarket Product of The Year, Check Point Express CI™ – VARBusiness
š	Editor’s Choice, Safe@Office – InformationWeek
š	Excellent Security, Safe@Office – ProtectStar, Germany

Mr. Shwed continued, “We’ve continued our expansion in 2005 by strengthening our Unified Security Architecture and delivering a unique set of integrated network security solutions for our customers. We believe that our innovative technology, breadth of solutions and customer acceptance will serve as the foundation for our future success.”

Conference Call and Webcast Information
Check Point will host a conference call with the investment community on January 30, 2006 at 8:30 AM ET/5:30 AM PT. To listen to the live webcast, please visit Check Point’s website at http://www.checkpoint.com/ir. A replay of the conference call will be available through February 13, 2006 at the Company’s website http://www.checkpoint.com/ir or by telephone at (973) 341-3080, pass code 6888307.

Safe Harbor Statement
Certain statements in this press release are forward-looking statements. Forward-looking statements include statements regarding factors driving Check Point’s position as a provider of network security and position for long-term success, and Check Point’s beliefs regarding the potential benefits of the pending acquisition of Sourcefire, as well as Check Point’s expectations regarding the timing of receipt of any regulatory approvals and completion of the acquisition. These statements pertain to future events, and therefore they are subject to various risks and uncertainties, and actual results could differ materially from Check Point’s current expectations and beliefs. Factors that could cause or contribute to such differences include, but are not limited to: the impact on revenues of economic and political uncertainties, the impact of political changes and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; the inclusion of network security functionality in third-party hardware or system software; any foreseen and unforeseen developmental or technological difficulties with regard to Check Point’s products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; rapid technological advances and changes in customer requirements to which Check Point is unable to respond expeditiously, if at all; a shift in demand for products such as Check Point’s; factors affecting third parties with which Check Point has formed business alliances; timely availability and customer acceptance of Check Point’s new and existing products; the parties’ ability to consummate the Sourcefire transaction, including the ability of the parties to secure the CFIUS approval required for the transaction on the terms expected or on the anticipated schedule, if at all; unanticipated expenses associated with the Sourcefire acquisition; the possibility that Check Point may be unable to achieve all of the benefits of the acquisition within the expected time-frames or at all and to successfully integrate Sourcefire’s operations and technology into those of Check Point; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) may be greater than expected following the Sourcefire acquisition; and other factors and risks discussed in Check Point’s Annual Report on Form 20-F for the year ended December 31, 2004, which is on file with the Securities and Exchange Commission. Check Point assumes no obligation to update information concerning its expectations.

About Check Point Software Technologies Ltd.
Check Point Software Technologies Ltd. (www.checkpoint.com) is a leader in securing the Internet. It is a market leader in the worldwide enterprise firewall, personal firewall and VPN markets. Through its NGX platform, the company delivers a unified security architecture for a broad range of perimeter, internal, Web, and endpoint security solutions that protect business communications and resources for corporate networks and applications, remote employees, branch offices and partner extranets. The company’s ZoneAlarm product line is the highest rated personal computer security suite, comprised of award-winning endpoint security solutions that protect millions of PCs from hackers, spyware and data theft. Extending the power of the Check Point solution is its Open Platform for Security (OPSEC), the industry’s framework and alliance for integration and interoperability with “best-of-breed” solutions from over 350 leading companies. Check Point solutions are sold, integrated and serviced by a network of more than 2,200 Check Point partners in 88 countries and its customers include 100% of Fortune 100 companies and tens of thousands of businesses and organizations of all sizes.

©2003-2005 Check Point Software Technologies Ltd. All rights reserved.
Check Point, Application Intelligence, Check Point Express, the Check Point logo, AlertAdvisor, ClusterXL, Cooperative Enforcement, ConnectControl, Connectra, CoSa, Cooperative Security Alliance, Eventia, Eventia Analyzer, Eventia Reporter, FireWall-1, FireWall-1 GX, FireWall-1 SecureServer, FloodGate-1, Hacker ID, IMsecure, INSPECT, INSPECT XL, Integrity, InterSpect, IQ Engine, NGX, Open Security Extension, OPSEC, Policy Lifecycle Management, Provider-1, Safe@Home, Safe@Office, SecureClient, SecureKnowledge, SecurePlatform, SecuRemote, SecureXL Turbocard, SecureServer, SecureUpdate, SecureXL, SiteManager-1, SmartCenter, SmartCenter Pro, Smarter Security, SmartDashboard, SmartDefense, SmartLSM, SmartMap, SmartUpdate, SmartView, SmartView Monitor, SmartView Reporter, SmartView Status, SmartViewTracker, SofaWare, SSL Network Extender, Stateful Clustering, TrueVector, Turbocard, UAM, User-to-Address Mapping, UserAuthority, VPN-1, VPN-1 Accelerator Card, VPN-1 Edge, VPN-1 Pro, VPN-1 SecureClient, VPN-1 SecuRemote, VPN-1 SecureServer, VPN-1 VSX, VPN-1 XL, Web Intelligence, ZoneAlarm, ZoneAlarm Pro, Zone Labs, and the Zone Labs logo, are trademarks or registered trademarks of Check Point Software Technologies Ltd. or its affiliates. All other product names mentioned herein are trademarks or registered trademarks of their respective owners. The products described in this document are protected by U.S. Patent No. 5,606,668, 5,835,726, 6,496,935, 6,873,988 and 6,850,943 and may be protected by other U.S. Patents, foreign patents, or pending applications.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(In thousands, except per share amounts)

	Three Months Ended December 31,		Year Ended December 31,
	2005	2004	2005	2004
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues:
Products and licenses	$78,978	$77,142	$281,364	$275,677
Software subscriptions	61,585	53,268	239,319	196,327

Total product and license revenues	140,563	130,410	520,683	472,004
Services	15,495	12,639	58,667	43,356

Total revenues	156,058	143,049	579,350	515,360

Operating expenses:
Cost of revenues	6,344	5,988	24,718	23,552
Research and development	12,193	12,015	49,290	43,186
Selling and marketing	36,271	36,487	140,283	132,796
General and administrative	5,772	6,050	23,984	23,657
Amortization of intangible assets and deferred
stock compensation	2,161	2,783	9,387	8,852
Acquisition related in-process R&D	-	-	-	23,098

Total operating expenses	62,741	63,323	247,662	255,141

Operating income	93,317	79,726	331,688	260,219
Financial income, net	13,987	11,970	54,177	44,777

Income before income taxes	107,304	91,696	385,865	304,996
Income taxes	18,067	15,252	66,181	56,603

Net income	$89,237	$76,444	$319,684	$248,393

Net income excluding in-process R&D and amortization
of intangible assets and deferred stock compensation	$90,857	$78,684	$326,905	$278,717

Earnings per share (basic)	$0.36	$0.31	$1.30	$0.99

Number of shares used in computing earnings per share
(basic)	244,517	248,585	245,520	251,244

Earnings per share (fully diluted)	$0.36	$0.30	$1.27	$0.95

Earnings per share (fully diluted) excluding
in-process R&D and amortization of intangible assets
and deferred stock compensation	$0.37	$0.31	$1.30	$1.07

Number of shares used in computing earnings per share
(fully diluted)	248,585	257,459	251,747	260,608

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
SELECTED CONSOLIDATED BALANCE SHEET DATA
(In thousands)
ASSETS

	December 31, 2005	December 31, 2004
	(unaudited)	(unaudited)

Current Assets:
Cash and cash equivalents	$298,531	$162,444
Marketable securities	1,052,070	791,799
Trade receivables, net	127,129	96,006
Other receivables and prepaid expenses	20,646	20,517

Total current assets	1,498,376	1,070,766

Long-term assets:
Long-term investments	386,753	623,045
Other long-term assets	875	867
Property and equipment, net	7,665	8,144
Intangible assets	20,215	25,857
Goodwill	174,295	175,536
Deferred income taxes, net	5,650	8,439

Total long-term assets	595,453	841,888

Total assets	$2,093,829	$1,912,654

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Deferred revenues	$168,998	$141,114
Trade payables and other accrued liabilities	136,872	137,932

Total current liabilities	305,870	279,046

Accrued severance pay, net	3,271	2,784

Total liabilities	309,141	281,830

Shareholders' Equity:
Share capital	774	771
Additional paid-in capital	386,544	369,452
Deferred stock based compensation	(2,831)	(10,342)
Treasury shares	(380,834)	(244,586)
Retained earnings	1,781,035	1,515,529

Total shareholders' equity	1,784,688	1,630,824

Total liabilities and shareholders' equity	$2,093,829	$1,912,654

Total cash and cash equivalents and marketable
securities	1,737,354	1,577,288

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
SELECTED CONSOLIDATED CASH FLOW DATA

(In thousands)

	Three Months Ended December 31,		Year Ended December 31,
	2005	2004	2005	2004
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Cash flow from operating activities:
Net income	$89,237	$76,444	$319,684	$248,393
Adjustments to reconcile net income to net cash provided by
operating activities:
Depreciation and amortization	1,371	1,382	5,352	5,519
Increase in trade and other receivables, net	(44,777)	(23,233)	(31,451)	(20,644)

Increase in trade payables and other accrued liabilities	27,467	14,865	28,402	17,868
Other adjustments	6,028	1,285	15,552	1,426
Amortization of intangible assets and deferred stock
compensation	2,161	2,783	9,387	8,852
Acquisition related in-process R&D	-	-	-	23,098

Net cash provided by operating activities	81,487	73,526	346,926	284,512

Cash flow from investing activities:
Cash paid in conjunction with the acquisition of Zone Labs, net	-	-	-	(95,343)
Investment in property and equipment	(1,392)	(1,169)	(4,873)	(4,500)

Net cash used in investing activities	(1,392)	(1,169)	(4,873)	(99,843)

Cash flow from financing activities:
Proceeds from issuance of shares upon exercise of options	11,937	10,992	54,942	34,481
Purchase of treasury shares	(27,466)	(44,349)	(236,929)	(244,586)

Net cash used in financing activities	(15,529)	(33,357)	(181,987)	(210,105)

Increase (decrease) in cash and cash equivalents, deposits and
marketable securities	64,566	39,000	160,066	(25,436)

Cash and cash equivalents, deposits and marketable securities
at the beginning of the period	1,672,788	1,538,288	1,577,288	1,602,724

Cash and cash equivalents and marketable securities at the end
of the period	1,737,354	1,577,288	1,737,354	1,577,288

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

January 30, 2006	CHECK POINT SOFTWARE TECHNOLOGIES LTD. BY: /S/ Eyal Desheh —————————————— Eyal Desheh Executive Vice President & Chief Financial Office